MAIL STOP 3561

August 5, 2005

Mr. Bryan Klinger, President
American TonerServ Corp.
475 Aviation Boulevard
Suite 100
Santa Rosa, California  95043

         Re: 	American TonerServ Corp.
  	Amendment No. 3 Registration Statement on Form SB-2
   	Filed July 18, 2005
     File No. 333-120688

Dear Mr. Klinger:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Management`s Discussion and Analysis, page 9

Overview
1. We note that as of December 31, 2004, you are the primary obligor with 41 companies and have $303,000 of contracts in force. Please update this information to the latest practicable date.

Results of Operations: Comparison of Years Ended December 31
2. In prior comment 12 dated July 8, 2005, we asked that you explain why toner revenue is down. The revised disclosure suggests the reason is because of sales staff reductions and turnover. Please elaborate on these reductions, the reasons for them and how you plan to address the reductions. If these reductions, or the reasons behind them, represent a material risk, consider addressing in a risk factor. Provide similar disclosure under Comparison of Three Months
Ended March 31.


Liquidity and Capital Resources
3. Please provide the basis for the following statement: "The base of service providers for our primary market of printers is still large and we believe that we can increase this service base when we execute our business strategy."
4. Please provide your available cash balance as of the latest practicable date.

Certain Transactions, page 28

5. We are unable to locate on Edgar the supplemental legal analysis requested in prior comment 24 dated July 8, 2005. Please file it on
Edgar.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


Sincerely,



								John Reynolds
      Assistant Director


cc:	James P. Beck, Esq.
	Fax: (303) 893-2882






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Mr. Bryan Klinger, President
American TonerServ Corp.
August 5, 2005
P. 1